Via Facsimile and U.S. Mail
Mail Stop 6010

March 2, 2009

Mr. Armando Anido
Chief Executive Officer and President
Auxilium Pharmaceuticals, Inc.
40 Valley Stream Parkway
Malvern, PA 19355

      Re: **Auxilium Pharmaceuticals, Inc.**
             Form 10-K for the Year Ended December 31, 2007
             Filed May 10, 2008
             File No. 000-50855

Dear Mr. Anido:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Jeff Riedler
                     Assistant Director